

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

<u>Via Email</u>

Roni Al Dor
Chief Executive Officer
Sapiens International Corporation, N.V.
Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Curaçao

> **Re: Sapiens International Corporation N.V.**
> **Registration Statement on Form F-3**
> **Filed March 11, 2013**
> **File No. 333-187185**

Dear Mr. Al Dor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 5.1</u>

1. The legality opinion appears to include overly broad assumptions. For example, counsel appears to have assumed that the company is legally incorporated, has sufficient authorized shares, is not in bankruptcy, and has taken all corporate actions necessary to authorize the issuance of the securities. It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please revise. For guidance, refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

2. The opinion states that that is addressed to the company, and is "solely" for the company's benefit. Purchasers of securities in the offering are entitled to rely on the

opinion. Please delete this limitation on reliance. For guidance, refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

3. Please explain to us the purpose of the last paragraph of this opinion, or delete it. In that regard, is unclear why this paragraph is necessary for counsel to opine on the legality of the securities being offered and sold pursuant to the registration statement. In addition, the language suggests a limitation on reliance. Ensure that counsel's opinion is not contingent on, or based upon, matters not explained therein.

Exhibit 23.2

4. This consent is not dated. Please file an amended registration statement with a dated consent. See Item 601(b)(23) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any questions.


Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal


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